# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAPA JOHNS INTERNATIONAL INC, CIK 0000901491
CUSIP: 698813102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2002 Papa Johns Boulevard,, Louisville, Kentucky (KY), 40299-2334
Date of event which requires filing of this statement: 10/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001968949

## Reporting persons
- Norbel Investments, S.L.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 1,659,574; shared voting power 0; sole dispositive power 1,659,574; shared dispositive power 0; aggregate amount beneficially owned 1,659,574 (5.04% of the class)

## Item 1. Issuer
Name of issuer: PAPA JOHNS INTERNATIONAL INC
Address of issuer's principal executive offices: 2002 Papa Johns Boulevard, Louisville, Kentucky, 40299-2334

## Item 2. Person Filing
Name of person filing: Norbel Investments, S.L.
Address of principal business office or, if none, residence: Calle de Julian Camarillo 35, Madrid 28037, Spain
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,659,574
Percent of class: 5.04%
Sole power to vote or to direct the vote: 1,659,574
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,659,574
Shared power to dispose or to direct the disposition:
0

The Reporting Person is the record holder of such shares of Common Stock. Norbel Inversiones, S.L. is equally owned by Juan Lopez-Belmonte Encina, Ivan Lopez-Belmonte Encina and Javier Lopez-Belmonte Encina, each of whom is a member of its Board of Directors. Each director has one vote, and the approval of a majority of the three directors is required to approve an action of Norbel Inversiones, S.L. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. This is the case with regard to Norbel Inversiones, S.L., the Reporting Person. Based upon the foregoing analysis, no individual director or shareholder of Norbel Inversiones, S.L. exercises voting or dispositive control over any of the securities held by Norbel Inversiones, S.L., even those in which such director or shareholder holds a pecuniary interest. Accordingly, none of them is deemed to have or share beneficial ownership of such shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Norbel Investments, S.L.: /s/ Javier Lopez-Belmonte, Authorized Signatory (10/20/2026)